

Years from now you will be more disappointed by the things you didn't do than by the ones you did do. So throw off the bow lines. Sail away from the safe harbor. Catch the tradewinds in your sails. Explore. Dream. Discover.

—Mark Twain

West Marine INC

2001 Annual Report

Selected Financial Data

(in thousands, except per share and operating data)

	2001	2000	1999	1998	1997
Consolidated Income Statement Data:					
Net sales	**$ 512,873**	$ 508,364	$ 491,905	$ 454,115	$ 420,511
Income from operations	**28,039**	18,266 (1)	20,395	8,665	29,116
Income before income taxes	**23,193**	12,304 (1)	14,765	2,594 (2)	25,487
Net income	**13,917**	7,391 (1)	8,711	1,098 (2)	15,173
Net income per share:					
Basic	**$ 0.79**	$ 0.43 (1)	$ 0.51	$ 0.06 (2)	$ 0.91
Diluted	**$ 0.77**	$ 0.42 (1)	$ 0.50	$ 0.06 (2)	$ 0.86
Consolidated Balance Sheet Data:					
Working capital	**$ 144,398**	$ 129,255	$ 130,539	$ 143,974	$ 149,242
Total assets	**320,809**	307,782	286,860	279,545	275,888
Long-term debt, net of current portion	**59,426**	66,500	71,843	94,367	92,960
Operating Data:					
Stores open at year-end	**240**	233	227	212	184
Comparable stores net sales increase (decrease)	**(0.2%)**	2.3%	1.8%	1.2%	5.0%

(1) Includes a $2.4 million pre-tax charge for costs related to uncollectible vendor receivables. The impact of this charge represents $0.08 per basic and diluted share.

(2) Includes a $3.3 million pre-tax charge for expenses related to the distribution center move in 1998. The impact of this charge represents $0.08 per basic and diluted share.



$600
$500
$400
$300
$200
Sales (millions)
184 stores
212 stores
227 stores
233 stores
240 stores
1997
1998
1999
2000
2001

About West Marine

West Marine, Inc. is the world's largest specialty retailer of recreational boating supplies and apparel, with 240 stores in 38 states and in Puerto Rico, and 2001 revenues of approximately $513 million. Our stores average approximately 8,000 square feet in size. In addition to "brick and mortar" retailing, West Marine has built a highly successful Catalog and Internet business, offering customers approximately 50,000 products—far more than any competitor—and the added convenience of being able to exchange Internet purchases at our retail stores.

West Marine sells leading national brands and its own well-regarded lines of private-label products. We have expanded our business to offer boaters an extensive range of services, including insurance, boat financing, extended warranties, boat towing and repairs.

The West Advantage Program leverages our strong brand identity and rewards customer loyalty. The data we gather through West Advantage enables us to address customer needs precisely and focus our offerings accordingly. In 2001, we exceeded our goal of signing up one million West Advantage members, and by year-end, had approximately 1.2 million participants.

West Marine is the country's largest wholesale distributor of marine equipment, serving boat manufacturers, marine services, commercial vessel operators and government agencies.

Because our revenues come from aftermarket rather than sales of boats, West Marine has traditionally been somewhat insulated from the worst effects of economic recession. The strong results West Marine achieved in 2001, which will be discussed in detail in this Annual Report, reflect this stability.

It is remarkable how quickly a good and favorable wind can sweep away the maddening frustrations of shore living.

—Ernest K. Gann, *Song of the Sirens*

Dear Stockholders,

West Marine had a very good year in 2001, as many of the new plans and programs we introduced came to fruition. In several key measurements of performance—sales, earnings, margins—we achieved outstanding results. The economies and efficiencies we developed, and the customer service and marketing programs that build on the strength of the West Marine brand, thrived even during the downturn in the global economy and helped to position us for future success.



John Edmondson
President & CEO

West Marine is committed not only to growing revenues, but also to improving the quality of our earnings. On target with our plan in a recessionary environment, overall sales increased one percent, from $508 million in 2000 to approximately $513 million in 2001. Gross profit margin rose to 29.1% and net income was up 88% to $13.9 million, or $0.77 per share, compared with $7.4 million, or $0.42 per share the prior year. In each of these earnings-related categories in 2001, we achieved or exceeded our goals.

Our improved performance was recognized by the investment community. West Marine shareholders were rewarded with positive analyst "buy" and "strong buy" recommendations and a significantly appreciated stock price.

West Marine is well positioned for changing economic conditions. While most manufacturers and sellers of new boats were hurt by negative economic pressures last year, boaters continued to turn to us to help them maintain and improve the boats they already own. We were thus able to hold our own, with comparable store sales for the year almost flat with prior year levels despite the recession. Furthermore, as boaters seeking larger vessels turn to used rather than new boats, the demand for West Marine refitting-oriented supplies and services increases. Added to these motivations is the emphatic message our market research found that the tragic events of September have resulted in boaters saying they plan to spend more time with their families. Sailing, power boating, fishing, watersports and other family-oriented activities should benefit.

We took a conservative approach to expansion in 2001, opening seven new stores in New London, CT; Rock Hall, MD; Patchogue, NY; Lake Lanier, GA; Jacksonville, FL; Glen Burnie, MD; and Solomons, MD for a total of 240 locations by year end. In addition, we remodeled 11 stores in 2001.

Our plans for 2002 are more aggressive, calling for 20-25 new stores, including two in Western Canada, our first entry into that market.

> If a man must be obsessed by something, I suppose a boat is as good as anything, perhaps a bit better than most.
>
> —E. B. White

Boaters are individuals, and West Marine's marketing is directed to gaining and keeping their loyalty by meeting their individual needs. Our sophisticated market research enables us to create the right kind of store for each market we serve. Store configurations average approximately 8,000 square feet. Product mixes match the individual demands of each market, enabling us to reinforce our brand by serving our customers with products and services tailored to their needs. For example, one of our stores in Melbourne, FL caters to sailing enthusiasts while our other store in Melbourne, on the same road a mere five miles away, focuses on fishing. Both are successful.

The more we know about our customers' needs, the better we can serve them. Our West Advantage customer loyalty program, which had approximately 1.2 million members at year-end, is an important source of this data. If we know what size and type of boat you own, what you use it for and where you use it, we gain valuable insights into what products and services you might need. Using this data, we can target our direct mailings more precisely than anyone else in our industry, and only send customers information and product offerings in which we have good reason to believe they'll be interested. We can now modify our direct mail offerings to create more than three dozen different versions of advertising pieces, each specific to individual customer preferences.

A major contributor to West Marine's success is improved distribution and order fulfillment. More than 98 percent of our inventory replenishment is now automated, and our "in-stock rate" for orders, i.e., the percentage of orders we book that we are able to fill promptly, is the best in our industry. What this really means is that we are providing our customers with an extremely high level of service in an efficient, profitable manner.



Shown left to right – Rich Everett – Chief Operating Officer, Russell Solt – Chief Financial Officer, John Edmondson – Chief Executive Officer

Vendor relations are a key to effective distribution and inventory management as well as effective merchandising. We view our vendors as partners in the process of serving our customers. At our annual "West Marine University", key vendors meet directly with virtually all West Marine store managers, as well as other key customer service associates. Our philosophy is that better educated store managers are better able to train associates, who in turn are better able to serve customers. Many vendors tell us they consider West Marine University the most important trade show on their annual calendar.

Our online business grew nicely in 2001, although our catalog business saw a slight decline. Our website has been developed to the point that *Powerboat Reports* and *Practical Sailor* magazines ranked it the best in the industry, with excellent ratings for user-friendliness, product information, goods, display and trust/policies.

Finally, no plans, strategies or tactics are better than the people responsible for their implementation. We owe our success to the ability, knowledge and dedication of our 3,500 associates. We thank them, and our board of directors, for their support.

Sincerely,

John H. Edmondson
President and Chief Executive Officer



*T*o be successful at sea we must keep things simple. —R.D. (Pete) Culler

West Marine launched the West Advantage customer loyalty program in mid-1999, with a goal of signing up one million members by year-end 2001. We achieved that objective in October, and by the end of the year total program enrollment was approximately 1.2 million members.

The West Advantage Program™

From our customers' perspective, the main membership benefits are awards points for purchases, discount coupons, towing credits and Theftguard protection, as well as special "members only" offers.

From West Marine's perspective, the greatest benefit is the in-depth knowledge we gain about our customers' boating habits and needs—knowledge that enables us to better fill those needs through Customer Relationship Management (CRM). In a business where customer service is so important, this gives us a strong marketing edge.

Powerboaters receive mailings about powerboating and fishing offerings; sailors are sent information focused on sailing. Furthermore, the marketing approaches can be regionalized and seasonalized, so that the different needs of boaters in Florida and boaters in Michigan can be addressed specifically and simultaneously. We now create nearly 40 versions of a single advertising piece.


West Marine
We make boating more fun!
BOATING SOLUTIONS
Prices Good February 4th - 24th, 2002

By tracking transaction history, West Marine is able to advertise offerings tailored to our customer's specific boat type and boating activities.



Customers can enroll for free membership in the West Advantage Program at any of our stores, by phone or online through our Catalog and Internet divisions.


The West Advantage Program
WIN
1,000,000 POINTS
MILLIONTH MEMBER
CELEBRATION
SWEEPSTAKES
AUGUST 27-OCTOBER 7
A $4,000 VALUE!
WEST MARINE MILLIONTH MEMBER SWEEPSTAKES
West Marine

A sweepstakes celebrated enrollment of the Millionth Member in the West Advantage Program. It is the boating industry's largest—and fastest growing—membership organization.

Making Boating more Fun!



We know that our customers use their boats for a wide variety of activities. But no matter how they spend time aboard, the reason they go boating is to have fun! And, while we sell everything they need to make their boats better, we know that the fun of boating isn't really about the boat. So we offer a range of services designed to help make their time aboard more secure, relaxing and enjoyable. These services have also made a growing contribution to our revenues.

Our insurance program enables boaters to obtain competitive quotes from the top-rated marine insurance carriers, making it easy to shop for the best rates and coverage options. Customers also have the ability to extend the manufacturer's warranty on major purchases, such as electronics, through our Mariner's Protection Plan.

When it's time to choose a new boat, we've teamed with Deutsche Financial Services to offer a wide range of financing options. And, through our partnership with the Vessel Assist Association of America, our customers can avoid costly towing charges if their engine dies miles from their home berth.

Our range of services provides boaters across the country and around the globe access to spec-ialized marine services frequently unavailable in many locations. Our custom Rigging Shop can repair, replace or fabricate the myriad rope and wire assemblies boats rely on. And should a misjudged route through the coral rip a hole in a cruiser's trusty dinghy, our Inflatable Boat Repair Center can quickly return it to reliable operation. From custom boat lettering to up-to-the-minute electronic charts, West Marine conveniently delivers just what our customers need to make their boating more fun!


Walker Bay 10
Walker Bay 8

Many of our leading vendors participated in a special showing of their products during our annual West Marine University.

> The three factors to consider in a successful crewman are attitude, attitude, attitude.
>
> —Dennis Conner
> *America's Cup* skipper

Partnering with Our Vendors

Many of the innovations West Marine has made to improve our supply chain over the past three years relate directly to improved working relationships with our vendors. By cooperating closely, we can sell and deliver more of their products—and we both benefit.

The cooperation takes many forms. At our annual West Marine University, vendors have an opportunity to explain their products and services to virtually all West Marine store managers, as well as customer service representatives. They, in turn, relay this information to their store associates, increasing their knowledge and making it easier to better serve the customer.

Other vendor relations initiatives involve inventory and distribution management, helping us ensure a very high level of in-stock merchandise available to fill customer needs without requiring West Marine to maintain excessive inventories.

More than 98 percent of our inventory replenishment is now automated, giving us tight management controls and giving our customers fast delivery. Many of West Marine's major vendors are now tied in directly to our automated inventory system, resulting in improved customer service and significant reductions in supply and distribution related costs.

Delivering what Customers Want



West Marine is committed to offering customers high-quality products at fair prices. We stock the top national brands along with a growing number of West Marine private label products. The choice is up to the customer—our role is to provide options that make sense and that deliver outstanding value.

Many West Marine-brand items have become the industry's best-sellers in several product categories. West Marine foul weather gear is one example. Steadily developed, tested and refined over nearly two decades, West Marine foul weather gear is now the best-selling brand in the world.

Our West Marine Inflatable Life Vests have also become the top-selling brand in this rapidly expanding category. Development of this product grew out of our strong commitment to boating safety. It led us to develop and promote the use of these vests, which combine superior flotation with dramatically improved comfort for the wearer. This was done years before the US Coast Guard sanctioned their use by granting official Type approval. Today, more boaters choose West Marine-brand inflatable vests than any others on the market for their proven performance and superior value.


West Marine
CPP
CoPolymer Plus
Ablative Antifouling Paint
BLACK


West Marine
BottomPro
Antifouling Paint
RED



West Marine's line of private label products now accounts for nearly one-quarter of total annual sales.

Boaters know that they can trust the West Marine brand to deliver quality at a value price. Because each product carrying our name has been developed by experienced boaters and tested in the same real world conditions our customers will use them in, our products are on target in delivering exactly what our customers want and need.



Our new embroidery service lets customers personalize their purchases in our exciting new apparel departments.

What is more pleasant than a friendly little yacht, a long stretch of smooth water, a gentle breeze, the stars?

—William Atkin



Fishing enables every generation to enjoy recreational time together as a family.



Fishing specialty departments, like our Marina del Rey, CA location shown here, invite new customers to enjoy the West Marine experience.

Going Fishing

Approximately 50 percent of our customers tell us they use their boats primarily for fishing. Our market research further indicates that boaters want to spend more time in family-oriented activities, and fishing is a natural choice.

We see this as a great opportunity to grow our revenues and profits by serving our customers better, meeting their fishing as well as their boating needs. Using a combination of detailed market research and common sense, we are tailoring our product mix to the unique requirements of each market. You need different equipment to catch snapper in South Carolina and bluefish in Boston. West Marine's strategy is to be in the right markets with the right products at the right time.

Add to this our tradition of helpful, well-informed sales associates—people who know the answers because they are fishermen and boaters themselves—and we think we can realize the potential of the fishing market with the same kind of customer satisfaction-based success we've earned in boating.

We are expanding our fishing offerings rapidly. In 2001, we tested 30 expanded fishing departments; by year-end 2002 we plan to have 180 stores offering greatly expanded assortments.



Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

West Marine distributes merchandise through three divisions, Stores (retail and wholesale), Catalog (retail and Internet), and Port Supply (wholesale and Internet). West Marine operated 240 stores in 38 states and in Puerto Rico as of December 29, 2001, compared to 233 stores as of December 30, 2000. All references to 2001, 2000 and 1999 refer to our fiscal years ended on December 29, 2001, December 30, 2000 and January 1, 2000, respectively, and all were 52-week years.

Results of Operations

The following table sets forth certain income statement components expressed as a percent of sales:

	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of goods sold including buying and occupancy	70.9%	73.1%	73.6%
Gross profit	29.1%	26.9%	26.4%
Selling, general and administrative expenses	23.6%	23.3%	22.3%
Income from operations	5.5%	3.6%	4.1%
Interest expense	1.0%	1.2%	1.1%
Income before income taxes	4.5%	2.4%	3.0%
Provision for income taxes	1.8%	0.9%	1.2%
Net income	2.7%	1.5%	1.8%

2001 Compared to 2000

In 2001, West Marine achieved net sales of $512.9 million, an increase of $4.5 million, or 0.9%, over net sales of $508.4 million in 2000. Net income of $13.9 million, or $0.77 per diluted share, in 2001 compares to net income of $7.4 million, or $0.42 per diluted share, in 2000. Results of operations for 2000 include a $2.4 million pre-tax charge ($1.5 million after-tax, or $0.08 per share) related to the writeoff of vendor receivables that were deemed uncollectible.

Net sales attributable to our Stores division increased $8.9 million, or 2.1%, to $427.6 million in 2001, mostly due to the addition of seven new stores, which contributed $7.0 million to net sales growth. Comparable store net sales decreased $0.7 million, or 0.2%, in 2001. Port Supply net sales decreased $1.6 million, or 3.4%, to $45.0 million in 2001, primarily as a result of increased sales to Port Supply customers through retail stores. Catalog net sales decreased $2.8 million, or 6.5%, to $40.3 million, primarily due to the increase in the number of store locations.

Gross profit increased $12.7 million, or 9.3%, in 2001 compared to 2000. Gross profit as a percentage of net sales increased to 29.1% in 2001 from 26.9% in 2000, primarily due to more favorable vendor terms, supply chain efficiencies and increased sales volume of higher margin private label products. Gross profits in 2000 were adversely affected by the $2.4 million writeoff of vendor receivables.

Selling, general and administrative expenses increased $2.9 million, or 2.4%, in 2001, primarily due to increases in direct expenses related to the growth in Stores. Selling, general and administrative expenses as a percentage of net sales increased to 23.6% in 2001 from 23.3% in 2000.

Income from operations increased $9.8 million, or 53.5%, in 2001 compared to 2000. As a percentage of net sales, income from operations increased to 5.5% in 2001, from 3.6% in 2000.

Interest expense decreased $1.1 million, or 18.7%, in 2001 compared to 2000, primarily as a result of lower interest rates.

Income tax expense increased $4.4 million, or 88.8%, due to increased income from operations. The income tax rate of 40% of pre-tax income remained unchanged from the prior year.

2000 Compared to 1999

In 2000, West Marine achieved net sales of $508.4 million, an increase of $16.5 million, or 3.3%, over net sales of $491.9 million in 1999. Net income of $7.4 million, or $0.42 per diluted share, in 2000 compares to net income of $8.7 million, or $0.50 per diluted share, in 1999. Results of operations for 2000 include a $2.4 million pre-tax charge ($1.5 million after-tax, or $0.08 per share) related to the writeoff of vendor receivables that were deemed uncollectible.

Net sales attributable to our Stores division increased $22.5 million, or 5.7%, to $418.8 million in 2000, due to the launching of market development initiatives, including the West Advantage Program, a customer loyalty program, and a private-label credit card, and the addition of nine new stores, which contributed $8.8 million to net sales growth. Three stores were closed in 2000. Comparable store net sales increased $8.6 million, or 2.3%, in 2000. Port Supply net sales decreased $0.4 million, or 0.8%, in 2000 primarily as a result of increased sales to Port Supply customers through retail stores. Catalog net sales decreased $5.7 million, or 11.6%, to $43.1 million, primarily due to a decrease in the number of catalogs circulated, the increase in the number of store locations and the erosion of sales in some international markets as a result of unfavorable changes in exchange rates.

Gross profit increased 5.3% in 2000 compared to 1999. Gross profit as a percentage of net sales increased to 26.9% in

2000 from 26.4% in 1999, primarily reflecting reduced shrinkage and lower shipping costs, as well as a shift to a more profitable product mix, offset by the $2.4 million writeoff of vendor receivables.

Selling, general and administrative expenses increased $9.0 million, or 8.2%, in 2000, primarily due to increases in direct expenses related to the growth in Stores, costs related to launching market development initiatives and consulting costs related to process improvements. Selling, general and administrative expenses as a percentage of net sales increased to 23.3% in 2000 from 22.3% in 1999.

Income from operations decreased $2.1 million, or 10.4%, from 1999 to 2000, including the $2.4 million charge for the writeoff of vendor receivables. As a percentage of net sales, income from operations decreased to 3.6% in 2000, from 4.1% in 1999.

Interest expense increased $332,000, or 5.9%, in 2000 compared to 1999, primarily as a result of higher interest rates.

Liquidity and Capital Resources

During 2001, our primary source of liquidity was cash flows from operations. Net cash provided by operations during 2001 was $18.0 million, consisting primarily of net income after tax, excluding depreciation and amortization, of $32.3 million, offset by a $12.2 million increase in inventory and a $3.6 million decrease in accounts payable. The inventory increase reflects the increase in the number of stores, as well as our commitment to increasing fill rates, which enhance sales, as well as advanced stocking of merchandise at stores in preparation for the peak boating season. Net cash used in financing activities was $2.4 million, consisting of $8.7 million repayment of our long-term debt offset by $4.6 million received from the exercise of stock options and the net sales of common stock pursuant to the associate stock purchase plan, and $1.7 million borrowed on a line of credit.

West Marine's primary cash requirements are related to capital expenditures for new stores and remodeling existing stores, including leasehold improvement costs, fixtures and information systems enhancements, and for merchandise inventory for stores. In 2001, we spent $17.3 million on capital expenditures. We expect to spend from $24.0 million to $27.0 million on capital expenditures during 2002. We intend to pay for our expansion through cash generated from operations and bank borrowings.

At the end of 2001, we had outstanding a $24.0 million senior guarantee note which matures on December 23, 2004, and requires annual principal payments of $8.0 million. The note bears interest at 7.6%. The note is unsecured and contains certain restrictive covenants including fixed charge coverage, debt-to-capitalization ratios and minimum net worth requirements.

At the end of 2001, we had an $80.0 million credit line, and borrowings under that credit line were $42.8 million, bearing interest at rates ranging from 3.375% to 4.75%. At the end of 2000, borrowings under the credit line were $41.1



million, bearing interest at rates ranging from 8.1% to 9.5%. On March 4, 2002, we replaced the $80.0 million credit line with a $100.0 million credit line which expires in three years. At any time prior to March 4, 2004, we have the option to increase this new credit line to $125.0 million (provided we are not then in default under the new credit line). The new credit line includes a $20.0 million sub-facility for standby and commercial letters of credit, of which up to $15.0 million is available for the issuance of commercial letters of credit and up to $5.0 million is available for standby letters of credit. The new credit line also includes a sub-limit of up to $10.0 million for same day advances.

Depending on our election at the time of borrowing, the line bears interest at either (a) the higher of (i) the bank's prime rate or (ii) the federal funds rate plus 0.5% or (b) LIBOR plus a factor ranging from 1.0% to 2.25%.

The new credit line is unsecured and contains various covenants which require the Company to maintain certain financial ratios, including debt to earnings and current ratios. The covenants also require us to maintain minimum levels of net worth and place limitations on the levels of certain investments. These covenants also restrict the repurchase or redemption of our common stock, payment of dividends, investments in subsidiaries and annual capital expenditures.

In addition, we had available a $2.0 million revolving line of credit with a bank at the end of 2001 and, in connection with entering into our new line of credit, terminated this line of credit. The line bore interest at the bank's reference rate (4.75% at the end of 2001) and had a ten-day paydown requirement. At the end of 2001 and 2000, no amounts were outstanding under the revolving line of credit.

At the end of 2001, we had $1,240,000 of outstanding stand-by letters of credit, compared to $490,000 at year-end 2000. At the end of 2001 and 2000, we had $1,196,000 and $484,000, respectively, of outstanding commercial letters of credit.

During 2001 and 2000, the weighted average interest rate on all outstanding borrowings was 6.4% and 7.9%, respectively.

We believe existing credit facilities and cash flows from operations will be sufficient to satisfy our liquidity needs through 2003.

Seasonality

Historically, our business has been highly seasonal. Our expansion into new markets has made it even more susceptible to seasonality, as an increasing percentage of Stores' sales occur in the second and third quarters of each year. In 2001, 64.8% of our net sales and all of our net income occurred during the second and third quarters, principally during the period from April through July, which represents the peak boating months in most of our markets. Management expects the seasonal fluctuations in net sales to become more pronounced as we continue to expand our operations.

Business Trends

West Marine's growth in net sales has been principally fueled by geographic expansion through the opening of new stores and, to a lesser extent, by comparable stores net sales increases. Future net sales and profit growth, if any, will be increasingly dependent on the opening and profitability of new stores. Our Catalog division continues to face market share erosion in markets where stores have been opened by either our competitors or us. Management expects this trend to continue.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

The statements in this Annual Report that relate to future plans, events, expectations, objectives or performance (or assumptions underlying such matters) are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, among other things, statements that relate to West Marine's future plans, expectations, objectives, performance and similar projections, as well as facts and assumptions underlying these statements or projections. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors.



Set forth below are certain important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements.

Because consumers often consider boats to be luxury items, the market is subject to changes in consumer confidence and spending habits. Recent slowing of the domestic economy may adversely affect sales volumes, as well as our ability to maintain current gross profit levels.

Our operations could be adversely affected if unseasonably cold weather, prolonged winter conditions or extraordinary amounts of rainfall were to occur during the peak boating season in the second and third quarters.

Our Catalog division has faced market share erosion in areas where stores have been opened by either us or our competitors. Management expects this trend to continue.

Our growth has been fueled principally by our stores' operations. Our continued growth depends to a significant degree on our ability to continue to expand our operations through the opening of new stores and to operate these stores profitably, as well as to increase net sales at our existing stores. Our planned expansion is subject to a number of factors, including the adequacy of our capital resources and our ability to locate suitable store sites and negotiate acceptable lease terms, to hire, train and integrate employees and to adapt our distribution and other operations systems.

The markets for recreational watersports and boating supplies are highly competitive. Competitive pressures resulting from competitors' pricing policies are expected to continue.

Additional factors which may affect our financial results include inventory management issues, the impact of the Internet and e-commerce on the supply chain, fluctuations in consumer spending on recreational boating supplies, environmental regulations, demand for and acceptance of our products and other risk factors disclosed from time to time in our filings with the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures about Market Risk

We do not undertake any specific actions to cover our exposure to interest rate risk, and West Marine is not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments.

A 64 basis point change in interest rate (10% of our weighted average interest rate) affecting our floating financial instruments would have an effect of approximately $273,000 on our pretax income and cash flows over the next year, and would have an immaterial effect on the fair value of our fixed rate financial instruments (see "Notes to Consolidated Financial Statements – Lines of Credit and Long-Term Debt").

Consolidated Balance Sheets

(in thousands, except share data)

	Year-End 2001	Year-End 2000
ASSETS		
Current assets:		
Cash	$ 1,044	$ 2,654
Accounts receivable, net	6,302	4,964
Merchandise inventories	192,748	180,563
Prepaid expenses and other current assets	12,078	9,879
Total current assets	212,172	198,060
Property and equipment, net	73,511	73,481
Intangibles and other assets, net	35,126	36,241
Total Assets	$ 320,809	$ 307,782
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 38,755	$ 42,341
Accrued expenses	16,420	15,641
Deferred current liabilities	3,825	2,094
Current portion of long-term debt	8,774	8,729
Total current liabilities	67,774	68,805
Long-term debt	59,426	66,500
Deferred items and other non-current obligations	5,796	4,217
Total liabilities	132,996	139,522
Stockholders' equity:		
Preferred stock, $.001 par value: 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $.001 par value: 50,000,000 shares authorized; issued and outstanding: 18,134,152 at December 29, 2001 and 17,321,521 at December 30, 2000	18	17
Additional paid-in capital	113,622	107,987
Retained earnings	74,173	60,256
Total stockholders' equity	187,813	168,260
Total Liabilities and Stockholders' Equity	$ 320,809	$ 307,782

See notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share and store data)

	2001	2000	1999
Net sales	$ 512,873	$ 508,364	$ 491,905
Cost of goods sold, including buying and occupancy	363,578	371,728	362,098
Gross profit	149,295	136,636	129,807
Selling, general and administrative expense	121,256	118,370	109,412
Income from operations	28,039	18,266	20,395
Interest expense, net	4,846	5,962	5,630
Income before taxes	23,193	12,304	14,765
Provision for income taxes	9,276	4,913	6,054
Net income	$ 13,917	$ 7,391	$ 8,711
Net income per share:			
Basic	$ 0.79	$ 0.43	$ 0.51
Diluted	$ 0.77	$ 0.42	$ 0.50
Weighted average common and common equivalent shares outstanding:			
Basic	17,722	17,250	17,086
Diluted	18,047	17,558	17,557
Stores open at end of period	240	233	227

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at year-end, 1998	16,984,528	$17	$105,599	$44,154	$149,770
Net income				8,711	8,711
Exercise of stock options	67,599		276		276
Restricted stock award			138		138
Tax benefit from exercise of non-qualified stock options			113		113
Sale of common stock pursuant to associate stock purchase plan	138,147		889		889
Balance at year-end, 1999	17,190,274	17	107,015	52,865	159,897
Net income				7,391	7,391
Exercise of stock options	29,465		183		183
Tax benefit from exercise of non-qualified stock options			112		112
Sale of common stock pursuant to associate stock purchase plan	101,782		677		677
Balance at year-end, 2000	17,321,521	17	107,987	60,256	168,260
Net income				**13,917**	**13,917**
Exercise of stock options	**706,690**	**1**	**4,217**		**4,218**
Tax benefit from exercise of non-qualified stock options			**962**		**962**
Sale of common stock pursuant to associate stock purchase plan	**105,941**		**456**		**456**
Balance at year-end, 2001	**18,134,152**	**$18**	**$113,622**	**$74,173**	**$187,813**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	2001	2000	1999
OPERATING ACTIVITIES:			
Net income	$ 13,917	$ 7,391	$ 8,711
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	18,351	15,193	14,075
Provision for deferred income taxes	3,795	593	3,092
Tax benefit from exercise of stock options	962	112	113
Provision for doubtful accounts	242	189	533
Loss (gain) on asset disposals	(10)	1,208	—
Non-cash compensation expense	—	—	138
Changes in assets and liabilities:			
Accounts receivable	(1,580)	(52)	(974)
Merchandise inventories	(12,185)	(14,725)	(5,769)
Prepaid expenses and other current assets	(2,199)	(850)	2,545
Other assets	(4)	(307)	141
Accounts payable	(3,586)	12,719	7,051
Accrued expenses	779	4,696	5,280
Deferred items	(485)	112	405
Net cash provided by operating activities	17,997	26,279	35,341
INVESTING ACTIVITY -			
Purchases of property and equipment	(17,252)	(20,769)	(18,681)
FINANCING ACTIVITIES:			
Net borrowings (repayments) on line of credit	1,700	1,600	(13,500)
Proceeds from long-term borrowings	—	278	—
Repayments on long-term debt and capital leases	(8,729)	(8,825)	(2,118)
Proceeds from sale of common stock pursuant to associate stock purchase plan	456	677	889
Proceeds from exercise of stock options	4,218	183	276
Net cash used in financing activities	(2,355)	(6,087)	(14,453)
Net increase (decrease) in cash	(1,610)	(577)	2,207
Cash at beginning of period	2,654	3,231	1,024
Cash at end of period	$ 1,044	$ 2,654	$ 3,231
Other cash flow information:			
Cash paid for interest	$ 4,968	$ 6,028	$ 5,836
Cash paid for income taxes	5,796	3,970	4,302
Equipment acquired through non-cash capital lease transactions	—	2,200	—

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

BUSINESS - West Marine, Inc. ("West Marine" or "the Company") is the largest specialty retailer of recreational and commercial boating supplies and apparel in the United States. The Company has three divisions (Stores, Wholesale ("Port Supply") and Catalog), which all sell aftermarket recreational boating supplies directly to customers. At year-end 2001, West Marine offered its products through 240 stores in 38 states and in Puerto Rico, on the Internet (www.westmarine.com) and through catalogs. The Company is also engaged, through its Port Supply division and its stores, in the wholesale distribution of products to commercial customers and other retailers.

West Marine was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. The Company's principal executive offices are located in Watsonville, California.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of West Marine, Inc. and its wholly-owned subsidiaries. Intercompany balances and transactions are eliminated in consolidation. The Company has no partially-owned subsidiaries.

YEAR-END - The Company's year ends on the Saturday closest to December 31 based on a 52- or 53-week year. The years 2001, 2000 and 1999 ended on December 29, 2001, December 30, 2000 and January 1, 2000, respectively, and all were 52-week years.

ACCOUNTING ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

MERCHANDISE INVENTORIES are stated at the lower of cost (first-in, first-out method) or market. Cost includes acquisition and distribution costs in order to better match net sales with these related costs.

DEFERRED CATALOG AND ADVERTISING COSTS - The Company capitalizes the direct cost of producing and distributing its catalogs. Capitalized catalog costs are amortized, once a catalog is mailed, over the expected net sales period, which is generally from two months to ten months. Deferred catalog costs were $108,000 and $227,000 at year-end 2001 and 2000, respectively. Advertising costs, which are expensed as incurred, were $13.6 million, $12.7 million and $14.0 million in 2001, 2000 and 1999, respectively.

PROPERTY AND EQUIPMENT is stated at cost. Furniture and equipment is depreciated using the straight-line method over the estimated useful lives of the various assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the improvements.

CAPITALIZED INTEREST - The Company's policy is to capitalize interest on major capital projects. During 2001, 2000 and 1999, the Company incurred approximately $5.6 million, $6.8 million and $6.1 million, respectively, of interest, of which approximately $734,000, $833,000 and $423,000, respectively, was capitalized.

CAPITALIZED SOFTWARE COSTS - Capitalized computer software, included in property and equipment, reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis, generally over a three-to-five year period. Internally developed software costs are capitalized in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use."

INTANGIBLES AND OTHER ASSETS - The excess of cost over tangible net assets acquired is amortized over periods ranging from 5 to 40 years. Debt issuance costs are amortized over the terms of the related credit agreements. Amortization expense was $1,143,000, $1,155,000 and $1,211,000 for 2001, 2000 and 1999, respectively. Accumulated amortization at the end of 2001 and 2000 was $8.0 million and $6.7 million, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, a loss equal to the difference between carrying value and the fair market value of the asset is recorded.

DEFERRED RENT - Certain of the Company's operating leases contain predetermined fixed increases in the minimum rental rate during the lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amount charged to rent expense and the rent paid as deferred rent.

INCOME TAXES - Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying values of cash, accounts receivable, accounts payable and long-term debt approximate their estimated fair value.

STOCK-BASED COMPENSATION - The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for its fixed cost stock option plans or its associate stock purchase plan. In 1999, the Company recognized $138,000 of compensation expense related to a restricted stock award.

REVENUE RECOGNITION - Sales, net of estimated returns, are recorded when purchased by customers at retail locations or when merchandise is shipped from a warehouse directly to customers.

COMPREHENSIVE INCOME - Comprehensive income equals net income for all periods presented.

NET INCOME PER SHARE - Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if outstanding options to issue common stock were exercised. The following is a reconciliation of the Company's basic and diluted net income per share computations (shares in thousands):

	2001		2000		1999	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic	**17,722**	**$0.79**	17,250	$0.43	17,086	$0.51
Effect of dilutive stock options	**325**	**(0.02)**	308	(0.01)	471	(0.01)
Diluted	**18,047**	**$0.77**	17,558	$0.42	17,557	$0.50

Excluded from the above computations of diluted net income per share were options to purchase 1,874,000, 3,174,000 and 2,703,000 shares of common stock for 2001, 2000 and 1999, respectively, as these shares were anti-dilutive.

DERIVATIVE INSTRUMENTS - The Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, effective December 31, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of SFAS 133 did not have a material impact on the financial position, results of operations or cash flows of West Marine. During 2001, West Marine did not enter into any derivative financial instruments.

RECLASSIFICATIONS - Certain 2000 and 1999 amounts have been reclassified to conform with the 2001 presentation.

RECENT ACCOUNTING PRONOUNCEMENTS - In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which is effective for the Company's year beginning December 30, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, SFAS 142 includes provisions for the reclassification of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires West Marine to complete a transitional goodwill impairment test no later than six months from the date of adoption. Management does not believe that SFAS 142 will have a significant impact on the Company's financial position. Once adopted, however, amortization of existing goodwill will cease. At December 29, 2001, the Company had approximately $33.5 million of goodwill recorded, net of amortization. Goodwill amortization of $971,000, $983,000 and $1,040,000 was recorded for the years 2001, 2000 and 1999, respectively.

Note 2: Property and Equipment

Property and equipment consisted of the following at year-end 2001 and 2000 (in thousands):

	Year-End 2001	Year-End 2000
Furniture and equipment	**$ 39,744**	$ 36,574
Computer equipment	**65,212**	57,289
Leasehold improvements	**36,163**	33,172
Land and building	**3,106**	1,081
Total, at cost	**144,225**	128,116
Accumulated depreciation and amortization	**(70,714)**	(54,635)
Total property and equipment, net	**$ 73,511**	$ 73,481

Note 3: Lines of Credit and Long-Term Debt

At the end of 2001, the Company had outstanding a $24.0 million senior note which matures on December 23, 2004, and requires annual principal payments of $8.0 million. The note bears interest at 7.6%. The note is unsecured and contains certain restrictive covenants, including fixed charge coverage and debt-to-capitalization ratios and minimum net worth requirements.

At the end of 2001, the Company had an $80.0 million credit line, and borrowings under that credit line were $42.8 million, bearing interest at rates ranging from 3.375% to 4.75%. At the end of 2000, borrowings under the credit line were $41.1 million, bearing interest at rates ranging from 8.1% to 9.5%. On March 4, 2002, the Company replaced the $80.0 million credit line with a $100.0 million credit line which expires in three years. At any time prior to March 4, 2004, the Company has the option to increase this new credit line to $125.0 million (provided it is not then in default under the new credit line). The new credit line includes a $20.0 million sub-facility for standby and commercial letters of credit, of which up to $15.0 million is available for the issuance of commercial letters of credit and up to $5.0 million is available for standby letters of credit. The new credit line also includes a sub-limit of up to $10.0 million for same day advances. Depending on the Company's election at the time of borrowing, the line bears interest at either (a) the higher of (i) the bank's prime rate or (ii) the federal funds rate plus 0.5% or (b) LIBOR plus a factor ranging from 1.0% to 2.25%.

Note 3: Lines of Credit and Long-Term Debt (cont.)

The new credit line is unsecured and contains various covenants which require the Company to maintain certain financial ratios, including debt to earnings and current ratios. The covenants also require the Company to maintain minimum levels of net worth and place limitations on the levels of certain investments.These covenants also restrict the repurchase or redemption of the Company's common stock and payment of dividends, investments in subsidiaries and annual capital expenditures.

In addition, the Company had available a $2.0 million revolving line of credit with a bank at the end of 2001 and, in connection with entering into the new line of credit, terminated this line of credit. The line bore interest at the bank's reference rate (4.75% at the end of 2001) and had a ten-day paydown requirement. At the end of 2001 and 2000, no amounts were outstanding under the revolving line of credit.

At the end of 2001, the Company had $1,240,000 of outstanding stand-by letters of credit and $1,196,000 of outstanding commercial letters of credit.

During 2001 and 2000, the weighted average interest rate on all outstanding borrowings was 6.4% and 7.9%, respectively.

At year-end 2001 and 2000, long-term debt consisted of the following (in thousands):

	Year-End 2001	Year-End 2000
Lines of credit	$ 42,800	$ 41,100
Note payable	24,000	32,000
Capital lease obligations (interest at 4.6% to 6.5%)	1,400	2,129
	68,200	75,229
Less current portion of long-term debt	(8,774)	(8,729)
	$ 59,426	$ 66,500

At year-end 2001, future minimum principal payments on long-term debt were as follows (in thousands):

2002	$ 8,774
2003	51,426
2004	8,000
	$68,200

Note 4: Related Party Transactions

The Company purchases merchandise from a supplier in which the Company's Principal Stockholder owns stock and is a member of the board of directors. Additionally, the Principal Stockholder's brother is the president and his father is a member of the board of directors and a major stockholder of the supplier. The Company's cost of sales during 2001, 2000, and 1999 included $6.5 million, $6.8 million and $7.2 million, respectively, related to purchases from such related party. Accounts payable to the supplier at year-end 2001 and 2000 were $269,000 and $113,000, respectively.

The Company leases its corporate headquarters and two retail stores from three partnerships for each of which the Company's Principal Stockholder serves as the general partner and which are owned by the Principal Shareholder and certain members of his family (see Note 5). In addition, one retail store is leased directly from the Principal Stockholder.

Note 5: Commitments and Contingencies

The Company leases certain equipment, retail stores, its distribution centers and its corporate headquarters. The Company also sublets space at various locations with both month-to-month and noncancelable sublease agreements.The operating leases of certain stores provide for rent adjustments based on the consumer price index and contractual rent increases.

The aggregate minimum annual contractual payments and sublease income under noncancelable leases in effect at year-end 2001 were as follows (in thousands):

	Capital Leases	Operating Leases	Sublease Income	Net Lease Commitments
2002	$ 842	$ 24,821	$ 36	$ 25,627
2003	644	23,936	36	24,544
2004		22,047	21	22,026
2005		18,207	18	18,189
2006		15,117	6	15,111
Thereafter		29,892		29,892
Total minimum lease commitment	1,486	$134,020	$117	$135,389
Less amount representing interest	(86)			
Present value of obligations under capital leases	1,400			
Less current portion	(774)			
Long-term obligations under capital leases	$ 626			

The cost and related accumulated amortization of assets under capital leases aggregated $2.8 million and $0.8 million, respectively, at year-end 2001, and $3.8 million and $1.1 million, respectively, at year-end 2000.

A summary of rent expense by component for 2001, 2000 and 1999 follows (in thousands):

	2001	2000	1999
Minimum rent	$23,869	$21,309	$20,027
Percent rent	276	231	176
Sublease income	(183)	(147)	(161)
Rents paid to related parties	1,466	1,323	1,253
	$25,428	$22,716	$21,295

The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have a material effect on the Company's financial statements taken as a whole.

Note 6: Stock Option Plans

Fixed Stock Option Plans

The Company's 1990 Stock Option Plan (the "1990 Plan") provides for options to be granted to employees and directors for the purchase of an aggregate of 2.1 million shares of common stock at prices not less than 100% of the fair market value at the date of grant. Options under this plan are generally exercisable equally over five years from the date of the grant, unless otherwise provided.

The Company's 1993 Omnibus Equity Incentive Plan as amended (the "1993 Plan") provides for options to be granted for the purchase of an aggregate of 5.2 million shares of common stock at prices not less than 85% of fair market value at the date of the grant. Options under this plan are generally exercisable equally over five years from the date of the grant, unless otherwise provided.

The Company's Non-employee Director Stock Option Plan (the "Director Plan") has reserved 200,000 shares of common stock for issuance to non-employee directors of West Marine. Options are granted at 100% of fair market value at the date of the grant, and are generally exercisable six months after the grant date. Options under this plan are generally exercisable over ten years from the date of the grant, or within one year after a termination of services as a director occurs.

Associate Stock Purchase Plan

The Company has a stock purchase plan covering all eligible associates. Participants in the plan may purchase West Marine stock through regular payroll deductions. The stock is purchased on the last business day of April and October at 85% of the lower of the closing price of our common stock on the grant date or the purchase date. In 2001, 2000 and 1999, respectively, 105,941, 101,782 and 138,121 shares were issued under the plan. At the end of 2001, 254,376 shares were reserved for future issuance under the stock purchase plan.

At year-end 2001, 837,522 shares were available for

A summary of stock option transactions under the fixed stock option plans for the years 2001, 2000 and 1999 follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at year-end 1998 (1,563,633 exercisable at a weighted average price of $10.90)	3,520,109	$ 13.14
Granted (weighted average fair value at grant date: $6.03)	739,236	8.87
Exercised	(67,599)	4.14
Canceled	(113,344)	16.93
Outstanding at year-end 1999 (2,184,843 exercisable at a weighted average price of $11.74)	4,078,402	12.24
Granted (weighted average fair value at grant date: $5.90)	933,405	8.44
Exercised	(29,465)	6.09
Canceled	(536,721)	13.43
Outstanding at year-end 2000 (2,545,137 exercisable at a weighted average price of $11.86)	4,445,621	11.34
Granted (weighted average fair value at grant date: $3.17)	**709,461**	**4.54**
Exercised	**(706,690)**	**5.98**
Canceled	**(576,259)**	**12.19**
Outstanding at year-end 2001 (2,058,343 exercisable at a weighted average price of $13.33)	**3,872,133**	**$ 10.94**

Additional information regarding options outstanding at year-end 2001 is as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares Outstanding	Weighted Avg. Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 1.13 - $ 7.81	1,433,975	7.47	$ 5.87	480,456	$ 6.37
$ 8.06 - $12.00	1,324,993	6.52	9.28	614,723	9.91
$12.50 - $34.50	1,113,165	4.74	19.43	963,164	18.98
$ 1.13 - $34.50	3,872,133	6.36	$10.94	2,058,343	$13.33

Note 6: Stock Option Plans (cont.)

future grants under the 1993 Plan, and 61,410 shares were available under the Director Plan. The Company does not intend to grant any additional options under the 1990 Plan.

SFAS 123, "Accounting for Stock-Based Compensation" requires the disclosure of pro forma net income and net income per share had the Company adopted the fair value method of accounting for stock-based compensation as of the beginning of 1995. Under SFAS 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from our stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: four to eight year expected life from date of grant; stock volatility of 85%, 76% and 56%, respectively, in 2001, 2000, and 1999; risk-free interest rates of 3.08% to 4.89% in 2001, 6.19% to 6.37% in 2000, and 4.96% to 5.59% in 1999; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 2001, 2000 and 1999 awards had been amortized to expense over the vesting period of the awards, pro forma net income would have been $12.1 million in 2001 ($0.68 per basic share and $0.67 per diluted share), $5.7 million in 2000 ($0.33 per basic and diluted share) and $7.2 million in 1999 ($0.42 per basic share and $0.41 per diluted share). However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculations; accordingly, the pro forma adjustments may not be indicative of future period pro forma adjustments.

Note 7: Income Taxes

The components of the provision for income taxes for 2001, 2000, and 1999 are as follows (in thousands):

	2001	2000	1999
Currently payable:			
Federal	**$ 4,752**	$3,689	$2,646
State	**729**	631	316
Total current	**5,481**	4,320	2,962
Deferred:			
Federal	**3,152**	861	2,791
State	**643**	(268)	301
Total deferred	**3,795**	593	3,092
Total current and deferred	**$ 9,276**	$4,913	$6,054

The difference between the effective income tax rate and the statutory federal income tax rate is summarized as follows:

	2001	2000	1999
Statutory federal tax rate	**35.0%**	35.0%	35.0%
Non-deductible permanent items	**1.4**	3.4	3.1
State income taxes, net of federal tax benefit	**3.8**	1.9	2.7
Other	**(0.2)**	(0.3)	0.2
Effective tax rate	**40.0%**	40.0%	41.0%

Deferred tax assets (liabilities) consisted of the following (in thousands):

	2001	2000
Current:		
Reserves	**$ 625**	$ 1,162
Net operating loss carryforwards	**150**	138
Paid time off	**520**	554
Deferred wages	**50**	—
State tax benefit	**17**	(226)
Deferred revenue	**23**	—
Deferred catalog costs	**(1,314)**	(710)
Capitalized inventory costs	**(3,597)**	(3,122)
Cash discounts	**(1,059)**	(913)
Trade discounts	**(448)**	—
Other	**187**	167
Total current	**(4,846)**	(2,950)
Non-current:		
Deferred rent	**868**	809
Depreciation	**(5,406)**	(3,602)
Reserves	**—**	195
Net operating loss carryforward	**820**	1,283
State tax credits	**1,667**	1,186
Other	**289**	90
Total non-current	**(1,762)**	(39)
Valuation allowance	**(927)**	(751)
Total	**$ (7,535)**	$ (3,740)

Net deferred current tax liabilities at year-end 2001 and 2000 are included in Deferred Current Liabilities. Net non-current tax liabilities at year-end 2001 and 2000 are included in Deferred Items and Other Non-Current Obligations.

At year-end 2001 for federal tax purposes, the Company has net operating loss carryforwards of approximately $383,000, which expire in 2003. At year-end 2001 for state tax purposes, the Company has net loss carryforwards of approximately $18.1 million, which expire in the years 2002 through 2020. In addition, the Company has enterprise zone credits of $550,000 which may be used for an indefinite period of time, and South Carolina tax credits of $1.1 million which expire in the years 2010 through 2016. These carryforwards are available to offset future taxable income and have been reduced by $927,000 for amounts not expected to be fully utilized.

Note 8: Employee Benefit Plans

The Company has a defined contribution savings plan covering all eligible associates. The Company matches 33% of an employee's contribution up to 5% of the employee's annual compensation. The Company's contributions to the plan for 2001, 2000 and 1999 were $425,000, $400,000 and $391,000, respectively. Plan participants may choose from an array of mutual fund investment options. The plan does not permit direct investments in West Marine stock.

During 2001 and 2000, the Company had a suspended defined benefit plan (the "Defined Benefit Plan"), under which the minimum benefit contribution was calculated by the plan actuaries. During 2001, the Defined Benefit Plan was terminated and all of the assets were distributed to the plan participants in the form of annuity contracts.

The Defined Benefit Plan provided an existing participant with the excess, if any, of amounts required under our pension formula over the value of the retiree's account balance as of the date the Defined Benefit Plan was suspended (January 28, 1994). A discount rate of 5.75% and a rate of return on assets of 8% is used by the actuary in determining the Defined Benefit Plan status at year-end 2000.

The actuarial present value of the benefit obligations for 2001 and 2000 is (in thousands):

	2001	2000
Changes in Benefit Obligation		
Benefit obligation at beginning of year	**$ 3,776**	$ 3,223
Interest cost	**—**	217
Actuarial loss (gain)	**(213)**	644
Benefits paid and annuities purchased	**(3,563)**	(308)
Benefit obligation at end of year	**$ 0**	$ 3,776
Change in Plan Assets		
Fair value of plan assets at beginning of year	**$ 3,590**	$ 3,797
Actual return on plan assets	**(27)**	101
Benefits paid and annuities purchased	**(3,563)**	(308)
Fair value of plan assets at end of year	**$ 0**	$ 3,590
Funded status		$ (186)
Unrecognized net actuarial gain		(441)
Accrued pension liability	**$ 0**	$ (627)
Components of Net Periodic Pension Cost		
Interest cost		$ 217
Expected return on plan assets		(301)
Recognized net actuarial gain		(67)
Elimination of accrued pension liability	**$ (627)**	—
Net periodic benefit	**$ (627)**	$ (151)

Note 9: Segment Information

The Company has three divisions - Stores, Catalog and Wholesale ("Port Supply") - which all sell aftermarket recreational boating supplies directly to customers. The customer base overlaps between the Company's Stores and Port Supply divisions, and between its Stores and Catalog divisions. All processes for the three divisions within the supply chain are commingled, including purchases from merchandise vendors, distribution center activity, and customer delivery.

The Stores division qualifies as a reportable segment under SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", as it is the only division that represents 10% or more of the combined revenue of all operating segments when viewed on an annual basis. Segment assets are not presented, as the Company's assets are commingled and are not available by segment. Contribution is defined as net sales, less product costs and direct expenses. Following is financial information related to the Company's business segments (in thousands):

	2001	2000	1999
Net sales:			
Stores	**$427,640**	$418,750	$396,260
Other	**85,233**	89,614	95,645
Consolidated net sales	**$512,873**	$508,364	$491,905
Contribution:			
Stores	**$ 61,807**	$ 58,849	$ 50,924
Other	**11,625**	11,006	13,211
Consolidated contribution	**$ 73,432**	$ 69,855	$ 64,135
Reconciliation of consolidated contribution to net income:			
Consolidated contribution	**$ 73,432**	$ 69,855	$ 64,135
Less:			
Cost of goods sold not included in consolidated contribution	**(25,528)**	(28,321)	(27,078)
General and administrative expenses	**(19,865)**	(23,268)	(16,662)
Interest expense	**(4,846)**	(5,962)	(5,630)
Income tax expense	**(9,276)**	(4,913)	(6,054)
Net income	**$ 13,917**	$ 7,391	$ 8,711

Quarterly Financial Data

(Unaudited, in thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2001				
Net sales	$ 89,738	$ 188,244	$ 144,058	$ 90,833
Gross profit	22,141	61,223	41,235	24,696
Income (loss) from operations	(3,733)	24,143	10,038	(2,409)
Net income (loss)	(3,189)	13,667	5,448	(2,009)
Net income (loss) per share:				
Basic	$ (0.18)	$ 0.78	$ 0.31	$ (0.11)
Diluted	(0.18)	0.77	0.30	(0.11)
Stock trade price:				
High	$ 5.88	$ 7.52	$ 14.07	$ 16.62
Low	4.19	3.97	7.35	9.90

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
Fiscal 2000				
Net sales	$ 96,275	$ 185,062	$ 139,065	$ 87,962
Gross profit	23,158	56,706	38,216	18,556
Income (loss) from operations	(2,723)	20,824	8,270	(8,105)
Net income (loss)	(2,620)	11,354	4,192	(5,535)
Net income (loss) per share:				
Basic	$ (0.15)	$ 0.66	$ 0.24	$ (0.32)
Diluted	(0.15)	0.65	0.24	(0.32)
Stock trade price:				
High	$ 10.50	$ 9.94	$ 9.50	$ 8.50
Low	8.38	6.50	6.56	3.50

(1) Results of operations for the fourth quarter of 2000 include a $2.4 million pre-tax charge ($1.5 million after tax, or $0.08 per share), related to the writeoff of vendor receivables deemed uncollectible.

West Marine, Inc. common stock trades on the Nasdaq National Market System under the symbol WMAR.



Independent Auditors' Report

Deloitte & Touche

To the Board of Directors and Stockholders of West Marine, Inc.:

We have audited the accompanying consolidated balance sheets of West Marine, Inc. and subsidiaries (the "Company") as of December 29, 2001 and December 30, 2000 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 29, 2001 and December 30, 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

San Francisco, California
March 4, 2002

Company Data

Board of Directors

Randolph K. Repass
Chairman of the Board

John Edmondson
President and Chief Executive Officer
of West Marine

Richard E Everett
President of Retail and
Chief Operating Officer of West Marine

Geoffrey A. Eisenberg
Chief Executive Officer,
Salz Leathers, Inc.

David McComas
President and Chief Executive Officer,
Eye Care Centers of America, Inc.

Peter Roy
Member, Board of Directors, White Wave, Inc. and
Frontier Natural Brands, Inc.

Daniel J. Sweeney, Ph.D.
Independent Businessman
Adjunct Professor, University of Denver

William U. Westerfield
Member, Board of Directors, and Audit Committee Chairman,
Gymboree Corporation and Twinlab Corporation

Executive Officers

John Edmondson
President and Chief Executive Officer

Richard E Everett
President of Retail and Chief Operating Officer

Russell Solt
Executive Vice President and Chief Financial Officer

Corporate Information

Corporate Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700

Transfer Agent
EquiServe Trust Company
P.O. Box 43010
Providence, Rhode Island 02940
(781) 375-3120
www.equiserve.com

Corporate Counsel
Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Ave., N.W.
Washington, D.C. 20036

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105

SEC Forms
Copies of the Company's Securities and Exchange Commission annual reports on Form 10-K and quarterly reports on Form 10-Qs (exclusive of exhibits) are available without charge upon written request to:
Investor Relations
West Marine, Inc.
500 Westridge Drive
Watsonville, California 95076
(831) 761-4110

Annual Reports are also available
on-line at *westmarine.com*.

The Company does not distribute quarterly reports
to its stockholders.

Printed on recycled paper.

WMA-AR-02

West Marine®
We make boating more fun!®


SEA BREEZE

Corporate Headquarters

500 Westridge Drive
Watsonville, California 95076
(831) 728-2700
westmarine.com

WMA-AR-02